Varco International, Inc.


























1996
Second Quarter Report

TO OUR SHAREHOLDERS

In our recent quarterly reports we have indicated that a strengthening offshore drilling market is providing positive momentum for Varco. That trend is continuing. Utilization of the worldwide offshore rig fleet averaged 89.8 per cent for the second quarter and reached 90.3 per cent for the month of June, the highest level since August of 1982. In response to the increased demand for offshore rigs, particularly those capable of drilling in deep water and harsh environments, stacked rigs are being activated and others are being upgraded. These activities result in significant revenue potential for Varco.

     The strength of the offshore market is reflected in our order bookings and Revenue. Incoming orders for the three months ended June 30 totaled $85.2 million, following a record $102.2 million in the previous quarter, and $85.6 million in the fourth quarter of last year. These three quarterly totals are the highest in the Company's history.

     Revenue for the second quarter was $90.4 million, a record for Varco International. For the comparable period of 1995, Revenue was $76.8 million. Net Income for the three months ended June 30 was $5.7 million, $.18 per share, versus $5.4 million, $.17 per share, for the same period last year. The Revenue increase is primarily attributable to the Shaffer Division, which recorded Revenues of $29.4 million in the most recent quarter as compared to $18.1 million a year ago. The sharp upturn in Shaffer's business is the direct result of upgrading the water depth capacity of several floating offshore rigs. These upgrades require equipment that represents a substantial portion of the Shaffer product line, and each such upgrade can potentially result in revenue of $5-$20 million for Shaffer.

     The modest increase in Net Income as compared to the second quarter of last year primarily reflects lower gross margins. Gross margins were 33.4 per cent in the most recent quarter, as compared to 36.7 per cent a year ago. This decline is a result of two factors. First, the market for Shaffer products is the most competitive in which Varco participates. Shaffer's gross margins are lower than the average of the other Divisions, and the sharp increase in Shaffer's Revenue had the effect of reducing the Company's overall gross margin. However, the Revenue growth at Shaffer is generating a positive profit contribution which is in line with our expectations. Although we are striving to improve margins on this business, until there is an opportunity for improved pricing they will remain below the average for the Company. Second, as we have previously indicated, beginning with the fourth quarter of last year margins at the Drilling Systems Division have fallen below our target levels. However, the two most recent quarters have each demonstrated recovery, and plans are in place to generate additional improvement.

     In May we completed an underwritten secondary offering of 6,346,041 shares of Varco International, Inc. Common Stock held by Baker Hughes Incorporated and 250,000 shares held by Walter B. Reinhold, Chairman of the Board. Baker Hughes' shares were issued as partial consideration in two separate acquisitions in 1988 and 1990. Additionally, Varco International, Inc. sold 989,406 new shares upon exercise of the underwriters' over-allotment option, with net proceeds to the Company of approximately $14.6 million.

     The outlook for our industry remains positive. Commodity prices have been relatively strong, and oil companies have generally reported increased profits and cash flows. As a result, oil company capital budgets are increasing. Salomon Brothers mid-year update of their annual Survey of Worldwide Exploration and Production Expenditures indicates that planned spending for 1996 is up 11.4% from the reported 1995 level. This compares to an increase of 7.7% originally forecast last December, and to an actual increase of 9.0% in 1995. Higher E & P spending translates to increased demand for drilling rigs, higher day rates and improved cash flow for our key customers, the offshore drilling contractors.

     While market factors have created a more favorable industry environment than we have experienced in recent years, we will continue to focus on the key strategies that have proven successful for us. In an industry which has been characterized by unpredictability we intend to remain vigilant.

We appreciate your continued support.

Walter B. Reinhold                     George I. Boyadjieff
Chairman                               President and Chief Executive Officer

August 8, 1996

CONDENSED CONSOLIDATED
BALANCE SHEETS
(unaudited)

(in thousands)                                             June 30,                 December 31,
                                                             1996                       1995
- ------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                  $ 15,059                  $  6,762
Receivables (net)                                            78,771                    60,683
Inventories                                                  82,561                    69,206
Other                                                         8,667                     8,663
                                                           --------                  --------
    Total Current Assets                                    185,058                   145,314
Property, plant and equipment at cost
  less accumulated depreciation                              46,402                    45,260
Rental inventory less accumulated
  depreciation                                               10,715                     6,988
Cost in excess of net assets acquired                        35,778                    36,371
Other assets                                                 11,396                    12,638
                                                           --------                  --------
Total Assets                                               $289,349                  $246,571
                                                           ========                  ========
Current Liabilities
Accounts payable                                           $ 30,163                  $ 21,356
Other liabilities                                            34,664                    26,397
Current portion of long-term debt                            10,000                    10,000
                                                           --------                  --------
    Total Current Liabilities                                74,827                    57,753
Long-term debt                                               29,627                    29,539
Other non-current liabilities                                 8,409                     8,100
                                                           --------                  --------
Total Liabilities                                           112,863                    95,392

Shareholders' Equity
Common Stock
  and additional paid-in capital                            141,183                   124,552
Retained earnings                                            35,303                    26,627
                                                           --------                  --------
Total Shareholders' Equity                                  176,486                   151,179
                                                           --------                  --------
Total Liabilities and
  Shareholders' Equity                                     $289,349                  $246,571
                                                           ========                  ========


                  VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(unaudited)


(in thousands)                                                   Six Months Ended June 30,
                                                             1996                       1995
- --------------------------------------------------------------------------------------------
Operating Activities
Net income                                                  $  8,707                 $  8,316
Depreciation and amortization                                  6,274                    6,050
Increase (decrease) in operating cash flows:
  Receivables                                                (18,088)                 (12,927)
  Inventories                                                (13,355)                  (8,937)
  Accounts payable                                             8,807                    6,406
  Customer deposits                                            5,501                    1,420
  Interest payable                                               (21)                      13
  Other                                                        5,259                    4,010
                                                            --------                 --------
    Net cash from operating activities                         3,084                    4,351
                                                            --------                 --------

Investing Activities
  Short-term investments                                                               29,832
  Equipment purchases                                         (4,883)                  (2,430)
  Additions to rental inventory                               (5,957)                    (970)
  Proceeds from equipment sales                                  215                      295
  Other                                                                                   463
                                                            --------                 --------
    Net cash from (used in) investing activities             (10,625)                  27,190
                                                            --------                 --------

Financing Activities
Payment on long-term debt                                                             (10,000)
Proceeds from issuance of Common Stock                        15,838
Repurchase of Common Stock                                                            (25,672)
Other                                                                                     945
                                                            --------                 --------
    Net cash from (used in) financing activities              15,838                  (34,727)
                                                            --------                 --------
Net change in cash and cash equivalents                        8,297                   (3,186)
                                                            --------                 --------
Cash and cash equivalents at beginning of year                 6,762                    8,793
                                                            --------                 --------
Cash and cash equivalents at end of quarter                 $ 15,059                 $  5,607
                                                            ========                 ========

                  VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED
STATEMENTS OF INCOME
(unaudited)


(In thousands,                                                Three Months Ended                    Six Months Ended
 except per share data)                                              June 30,                              June 30,
                                                             1996              1995               1996                1995
- ----------------------------------------------------------------------------------------------------------------------------
Revenues
Net sales                                                   $83,005         $70,466               $146,837          $121,269
Rental income                                                 6,869           5,925                 13,293            12,294
Other income                                                    476             396                  1,189               869
                                                            -------         -------               --------          --------
                                                             90,350          76,787                161,319           134,432
                                                            -------         -------               --------          --------

Costs and Expenses
Cost of sales                                                57,904          46,587                101,507            78,141
Cost of rental income                                         1,994           1,787                  3,901             3,618
Selling, general and administrative expenses                 17,135          15,490                 33,252            30,635
Research and development costs                                3,790           3,345                  7,362             6,535
Interest expense                                              1,036           1,289                  2,041             2,493
                                                            -------         -------               --------          --------
                                                             81,859          68,498                148,063           121,422
                                                            -------         -------               --------          --------

Income before income taxes                                    8,491           8,289                 13,256            13,010
Provision for income taxes                                    2,812           2,886                  4,549             4,694
                                                            -------         -------               --------          --------
Net income                                                  $ 5,679         $ 5,403               $  8,707          $  8,316
                                                            =======         =======               ========          ========

Net income per share of Common Stock                        $   .18         $   .17               $    .28          $    .26
                                                            =======         =======               ========          ========

Shares used to calculate earnings per share                  31,448          31,482                 31,185            32,535
                                                            =======         =======               ========          ========


Note: These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1995.

                  VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS

Worldwide drilling activity, as measured by the average number of active drilling rigs, increased approximately 8% in the second quarter of 1996 to an average of approximately 1,704 from an average of approximately 1,579 during the same period in 1995. North American drilling activity increased approximately 11% to an average of approximately 910 rigs, and international drilling activity increased to an average of approximately 794 rigs as compared to 756 in the second quarter 1995.

     Offshore drilling activity increased significantly year-to-year, as reflected by an increase in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the second quarter of 1996, mobile offshore rig utilization averaged approximately 89%, the highest level in more than ten years, as compared to approximately 84% in the second quarter of 1995. The higher utilization was accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs. This resulted in increased cash flow for the Company's major customers, the drilling contractors.

RESULTS OF OPERATIONS

Set forth below are the net orders and revenues for the Company's five operating divisions:

                                Three Months Ended           Six Months Ended
                                1996          1995           1996        1995
- -------------------------------------------------------------------------------
Net Orders
Varco Drilling Systems         $28,813       $24,126      $ 53,156     $ 47,406
Varco BJ Oil Tools              13,521         9,074        27,589       21,104
Martin-Decker/TOTCO
 Instrumentation                15,112        13,526        28,739       29,179
Shaffer                         25,656        15,549        73,607       38,059
Thule Rigtech                    2,082         2,349         4,313        5,796
                               -------       -------      --------     --------
Total                          $85,184       $64,624      $187,404     $141,544
                               =======       =======      ========     ========

Revenues
Varco Drilling Systems         $31,536       $30,180      $ 57,231     $ 50,028
Varco BJ Oil Tools              12,234         9,907        24,012       20,230
Martin-Decker/TOTCO
 Instrumentation                14,430        15,109        29,069       28,827
Shaffer                         29,396        18,135        44,767       28,505
Thule Rigtech                    2,278         3,060         5,051        5,973
                               -------       -------      --------     --------
Total                          $89,874       $76,391      $160,130     $133,563
                               =======       =======      ========     ========

Order bookings increased $45.9 million, 32%, in the first six months of 1996 and $20.6 million, 32%, in the second quarter of 1996 as compared to the same periods of 1995. These increases are mostly attributable to the Shaffer Division and included orders to upgrade several offshore rigs (primarily floating offshore rigs used in deepwater drilling) with higher capacity pressure control, motion compensation and related equipment. The six-month bookings for Drilling Systems in 1996 include the receipt of orders for 29 Top Drive Drilling Systems including orders for 10 of the Company's new land top drives ("TDS-9"). Total Top Drive Drilling Systems orders were 19 in the comparable 1995 period. The year-to-year increase
- -------------------------------------------------------------------------------
in order rate at the Oil Tool Division generally reflect the overall increase in drilling activity and the improved cash flow for the drilling contractors.

     The Company's increased revenue levels in the 1996 periods as compared to 1995 are generally due to improved industry conditions as discussed above. Particularly significant has been the impact on Shaffer of the upgrade of floating offshore rigs. Shaffer Division revenues account for 84% of the second quarter increase from the comparable year-ago period, and 61% of the increase for the six-month period. The increased Drilling Systems revenues, as compared to the first six months of 1995, are primarily attributable to the Racking Systems product line.

     Total Company new orders were $85.6 million for the fourth quarter of 1995, $102.2 million for the first quarter of 1996 and $85.2 million for the second quarter of 1996. These rates compare to an average of $69.8 million for the first three quarters of 1995. The majority of these increases is attributable to the Shaffer Division, resulting from the offshore rig upgrades discussed above.

     At June 30, 1996 the Company's backlog of unshipped orders was approximately $102.6 million as compared to $75.4 million at December 31, 1995. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time. The Company believes that most of the backlog will be shipped by December 31, 1996.

     Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first half of 1996 were 34.2%, compared to 38.8% for the same period in 1995. Gross margins for the second quarter 1996 decreased to 33.4% from 36.7% in the second quarter of 1995. The six-month decline of 4.6% is primarily due to lower margins at the Drilling Systems Division, which had the effect of reducing overall Company margins by approximately 2.9%. These lower margins primarily reflect low margins on TDS-9 units ($5.9 million in Revenue), which included high field support costs, and generally higher manufacturing costs. The balance of the decline is due to higher Shaffer revenues which carry lower gross margins (due principally to price competition) than the combined gross margins of the other Divisions. In the second quarter of 1996 the decline in margins of 3.3% from 1995 is primarily due to the increase in Shaffer's revenue. The impact of Shaffer's lower margins represented 2.0% of the 3.3% decline. The balance of the second quarter decline was due to lower than average margins on new products and higher manufacturing costs at Drilling Systems.

     The Company believes that new product development is a significant factor for the future of the Company. During the first six months of 1996 the Company spent $7.4 million or 4.6% of revenues on new product development. This compares to $6.5 million or 4.9% of revenues during the same period in 1995.

     The increase in selling, general and administrative expenses compared to 1995 is primarily a result of activity related to the increased revenues. As a percent of revenues, selling, general and administrative expenses are down year-to-year. For the first half of 1996 this percent was 20.6% and it was 19.0% for the second quarter of 1996. As a percent of revenues, selling, general and administrative expenses were 22.8% and 20.2% for the first half and second quarter of 1995, respectively.

     Overall Company employment at June 30, 1996 was 1,803 (including 235 temporary employees) which compares to 1,514 (including 235 temporary employees) a year ago. This increase is primarily due to an increase in manufacturing employees.

     The effective tax rate for the first half of 1996 was 34.3% as compared to 36.1% for the first half of 1995. The lower tax rate is due to a higher effective foreign tax rate in the first half of 1995 as compared to 1996.

LIQUIDITY AND CAPITAL RESOURCES

On May 29, 1996 the Company completed the sale of 989,406 shares of its Common Stock at a price to the public of $15.875 per share. A portion of the net proceeds from the sale of approximately $14.6 million was used to make the $10.0 million principal payment due June 30, 1996 on the Senior Notes. Such payment was made on July 1, 1996 as June 30, 1996 was a non-business day. At June 30, 1996 the Company had cash and cash equivalents of $15.1 million as compared to $6.8 million at December 31, 1995. This increase was due to the Common Stock sale.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments of $10.0 million, the first of which was made on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit certain purchases of the Company's Common Stock and amended certain financial covenants. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at June 30, 1996 the prepayment penalty would have been approximately $1.4 million.

     On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) to amend certain covenants to permit certain purchases of Company stock and to amend certain financial ratios. At June 30, 1996 there were no advances outstanding and $5.3 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to a December 31, 1995 amendment to the Credit Agreement, the Company may repurchase at any time prior to December 31, 1996 shares of its Common Stock for an aggregate cost not exceeding $50.0 million, including the 3,150,560 shares purchased pursuant to the Company's 1995 tender offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

     On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6.0 million (the "Repurchase Program"). On May 26, 1995 the Company announced an increase and extension of the above Repurchase Program. The total number of shares authorized for repurchase was increased to 1,500,000; the maximum aggregate purchase price was increased to $11.0 million and the purchase period was extended through December 31, 1996. To date, the Company has repurchased on the open market 627,600 shares of its Common Stock at an average price of approximately $ 8.00 per share. The last such purchase was on December 6, 1995.

     At June 30, 1996 the Company's working capital was $110.2 million as compared to $87.6 million at December 31, 1995 and its current ratio was 2.5 to
1.0 the same as at December 31, 1995. Long-term debt as a percent of total capitalization was 14% at June 30, 1996 as compared to 16% at December 31, 1995. The increase in working capital and lower debt to total capitalization ratio is primarily due to the increase in cash and cash equivalents as a result of the sale of Common Stock to the public.

     The increase to the Company's rental inventory of $6.0 million during the first six months of 1996 is primarily due to the addition of Drilling Systems' TDS-9 units to the rental fleet. The Company estimates that additions to its rental fleet in the second half of 1996 will be approximately $4.0 million.

     The Company's capital expenditures during the first half of 1996 were $4.9 million as compared to $2.4 million for the first half of 1995. The Company's current plans for capital expenditures in 1996 are approximately $11.0 million. The Company believes its revolving credit facility and its cash and cash equivalents will be sufficient to meet its capital expenditures and operating cash needs for the next twelve months.

PROFILE

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

INVESTOR CONTACT

Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92668
Tel (714) 978-1900
Fax (714) 937-5029


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